FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 9, 2018

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

RBS agrees in principle settlement with the US Department of Justice regarding US RMBS investigation

9 May 2018

The Royal Bank of Scotland Group plc (together with its subsidiaries, “RBS”) today announces that it has reached a civil settlement in principle with the US Department of Justice (“DoJ”) to resolve its investigation into RBS’s issuance and underwriting of US residential mortgage-backed securities (“RMBS”) between 2005 and 2007.

Under the terms of the proposed settlement, RBS has, in principle, agreed to pay a civil monetary cash penalty of US $4.9 billion (c. £3.6bn at the current exchange rate). Of this amount, US$3.46 billion will be covered by existing provisions with an incremental charge of US$ 1.44 billion in Q2 2018. The pro forma impact on RBS’s 31 March 2018 Common Equity Tier 1 ratio (“CET1”) is a reduction of approximately 50 basis points and a reduction of 9p on 31 March 2018 fully diluted TNAV per share. Adjusting for the combined impact of both the RMBS settlement and the pension deficit contribution of £2 billion announced on 17 April, the Q1 2018 pro forma CET1 is 15.1% and fully diluted TNAV is 274p.

Commenting on the developments, Ross McEwan (CEO), said,

“Today’s announcement is a milestone moment for the bank.  Reaching this settlement in principle with the US Department of Justice will, when finalised, allow us to deal with this significant remaining legacy issue and is the price we have to pay for the global ambitions pursued by this bank before the crisis.   Removing the uncertainty over the scale of this settlement means that the investment case for this bank is much clearer.”

The proposed settlement is subject to the DOJ and RBS entering into a legally-binding agreement, and there can be no assurance that the parties will agree on the final terms of any proposed settlement.

The incremental charges will be booked in NatWest Markets plc (“NWM”) on a consolidated basis. RBS retains its guidance on a NWM consolidated end state (post ring-fencing transfers) CET1 target of 14%, as per the outlook statement on p18 of RBS’s 2017 Annual Report and Accounts (“FY2017 AR&A”) on Form 20-F.

Separately, as at 31 March 2018, RBS held provisions of US$0.8 billion for other legacy RMBS matters. Please see RBS’s FY2017 AR&A on Form 20-F for further information.

Investor call

Ross McEwan (CEO) will host a conference call with Ewen Stevenson (CFO) for investors and analysts at 8:00 am (UK) on Thursday 10 May, 2018. A replay of the call will be made available shortly afterwards. Only items relating to the above announcement will be discussed on the call; there will be no discussion relating to other matters or the Q2 2018 results.

Dial-in details:

UK: 0800 279 6637

International: + 44 (0) 203 0095755

US: +1 646 517 5063

Conference ID: 8162406

For further information, please contact:

Investor Relations

Matt Waymark

Head of Investor Relations

+44 (0) 207 672 1758

RBS Media Relations

+44 (0) 131 523 4205

MAR - Inside Information

This announcement Includes Inside information which is a disclosure required by the European Union Market Abuse Regulation EU 596/2014 of 16 April 2014. "Inside Information" is used as defined in that Regulation.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK annual report and accounts and interim reports and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	May 9, 2018	By:	/s/ Jan Cargill
			Name:	Jan Cargill
			Title:	Deputy Secretary